Tofutti Brands Inc.

2001 Annual Report



The People's Choice

TOFUTTI BRANDS INC.

Description of Business

We are engaged in the development, production and marketing of TOFUTTI® brand nondairy frozen desserts and other food products. TOFUTTI products are nondairy, soy-based products which contain no butterfat, cholesterol or lactose. Our products are 100% milk free yet offer the same texture and full-bodied taste as their dairy counterparts. Our products are also free of cholesterol and derive their fat from soy and corn, both naturally lower in saturated fat than dairy products.

During 2001, we introduced several new products. Among them were a frozen dessert stick novelty, Totally Fudge Pops®, and Super Soy Supreme, a frozen dessert which is sold in 500 ml (17 oz.) containers. Both are made with organic sugar and have no gluten added. We also introduced two new Cutie flavors, Cookies & Cream and Coffee Break, as well as a no sugar added vanilla Cutie.

We were organized under the laws of the State of New York in 1981 and became a Delaware corporation in 1984. Our registered office and principal executive offices are located at 50 Jackson Drive, Cranford, New Jersey 07016, our telephone number is 908-272-2400 and our email address is tofuttibrands@aol.com.

Our objective is to be a leading provider of nondairy, soy-based food products, primarily frozen desserts and soy-cheese products, to supermarkets and health food stores. We intend to continue to introduce new products that offer good taste while containing no butterfat, cholesterol or lactose to these markets. We believe that our ability to offer a wide range of nondairy, soy-based parve kosher products will continue to provide us with a competitive advantage.

Table of Contents

TOFUTTI BRANDS INC.

Letter To Our Shareholders

Dear Shareholder: B"H

In fiscal 2001 we continued to build our business and made substantial progress in our new product introductions and in our financial results. Based on the continued acceptance of our nondairy, soy-based products, we recorded a 22% increase in sales to $16.3 million in 2001. Our operating income increased to $1.6 million in 2001 from $1.5 million in 2000, an increase of 6%, while our net income rose to $1.2 million in 2001 from $956,000 in 2000, an increase of 20%. Our financial condition also improved as our working capital increased by $605,000 to $4.4 million.

During 2001, we introduced several new products. Among them were a frozen dessert stick novelty, Totally Fudge Pops®, and Super Soy Supreme, a frozen dessert which is sold in 500 ml (17 oz.) containers. Both are made with organic sugar and have no gluten added. We also introduced two new Cutie flavors, Cookies & Cream and Coffee Break, as well as a no sugar added vanilla Cutie. I am pleased to report that our Cuties are one of the most popular novelty sandwich frozen desserts sold nationally, as reported by A.C. Nielsen.

Improved distribution and new product development will continue to be our focus in 2002 for achieving continued growth. Building on our efforts during the last two years, we intend to further improve the distribution of our products by adding new distributors and authorizing the placement of additional products with our current distributors. We will also continue to introduce new products in 2002. With the increased public awareness of the benefits of soy, the planned introduction of new products and improved market penetration of our core products, we believe that the favorable upward trends in Tofutti's sales and profits will continue in 2002.

In May 2001 we extended the stock repurchase program initially initiated by your Board of Directors in September 2000 and authorized the purchase of up to an additional 250,000 shares of common stock, thereby authorizing the repurchase of up to 500,000 shares of common stock. In fiscal 2000 we repurchased 122,400 shares of common stock at a total cost of $247,000, and we repurchased an additional 204,000 shares for $436,000 in 2001. We repurchased an additional 55,600 shares at a cost of $117,000 through March 31, 2001, bringing the total number of shares repurchased to 382,000 shares at a total cost of $800,000 or $2.09 per share. We believe that our shares continue to represent an attractive investment to us in this depressed market and plan to continue to repurchase shares on the open market. If market conditions and our financial condition warrant it, the Board will assess the situation to determine if the program should again be extended.

We are working very hard to further establish our products and brand recognition in order to exploit market opportunities and to provide for our continued growth. As can be seen, we succeeded in expanding both our sales and profitability in 2001, and we are confident that Tofutti will be able to capitalize on the expected future growth in all of our markets in 2002.

We thank you for your continued confidence and support while we continue to explore new avenues for growth and profitability.

David Mintz
Chairman of the Board
April 26, 2002

TOFUTTI PRODUCT LINE

♦ Premium TOFUTTI® nondairy frozen dessert, available in prepacked pints, three-gallon cans and soft serve mix, is sold nationally in supermarkets, health food stores, retail shops and restaurants. Premium TOFUTTI was the first nondairy frozen dessert to be marketed to the general public through supermarkets. We currently offer pint containers of premium, hard frozen TOFUTTI in seven flavors: Vanilla, Chocolate Supreme, Wildberry Supreme, Vanilla Almond Bark®, Vanilla Fudge, Chocolate Cookie Crunch and Better Pecan®. Premium TOFUTTI soft serve mix is available in three flavors: Vanilla, Chocolate and Peanut Butter.

♦ LOW FAT TOFUTTI offers the calorie-conscious consumer a creamy dessert that is 98% fat free and has less than 120 calories per serving. Sold nationally in pints, LOW FAT TOFUTTI is offered in a number of flavors including Chocolate Fudge, Strawberry Banana, Coffee Marshmallow, Vanilla Fudge and Peach Mango. LOW FAT TOFUTTI is also available as soft serve mix in two flavors: Vanilla and Chocolate.

♦ TOFUTTI SUPER SOY SUPREME™, made with organic cane juice crystals and with no gluten added, is for those individuals looking for a delicious tasting, nondairy frozen dessert without refined sugar or artificial sweeteners. It is available in 500 ml (17 oz.) containers and comes in four flavors: Bella Vanilla™, New York, New York Chocolate™, Cool Cappuccino™ and Plum Krazy™.

♦ TOFUTTI SUNDAE HALF GALLONS offer the diet conscious consumer a fat free, no sugar added, nondairy frozen dessert with the taste and texture of premium TOFUTTI. These half gallons are currently available in Vanilla Fudge Sundae, Vanilla Strawberry Sundae and Vanilla.

♦ TOFUTTI CUTIES®, our best selling product, are bite size frozen sandwiches combining a Vanilla, Cookies & Cream, Chocolate, Coffee, Peanut Butter, Mint Chocolate Chip or Wild Berry filling between two chocolate wafers. Half the size of traditional ice cream sandwiches, TOFUTTI CUTIES offer consumers a portion controlled treat. Unlike ice cream sandwiches, CUTIES are totally dairy free, without butterfat or cholesterol, yet with the same great taste that makes ice cream sandwiches one of the best selling novelties in the freezer case.

♦ No sugar added TOFUTTI CUTIES not only have the same great taste and health benefits of our regular CUTIES, but combine a creamy no sugar added vanilla filling with a crispy, great tasting no sugar added wafer.

♦ TOFUTTI TOO-TOO'S are frozen dessert cookie sandwiches combining creamy and delicious TOFUTTI with a round, chocolate chip cookie. TOO-TOO'S are available in Vanilla and Vanilla Chocolate Chip.

♦ TOTALLY FUDGE POPS® and CHOCOLATE FUDGE TREATS are stick novelties that offer the consumer the same taste as real fudge bars. TOTALLY FUDGE POPS, made with organic sugar and with no gluten added, have 70 calories and 1 gram of fat per bar, while fat free, no sugar added CHOCOLATE FUDGE TREATS have only 30 calories per bar.

♦ TOFUTTI CRUMB CAKE BARS offer consumers a milk-free, crunchie coated TOFUTTI vanilla stick novelty. CRUMB CAKE BARS are available in Awesome Vanilla Fudge and Sensational Strawberry. Awesome Vanilla Fudge has a rich chocolate fudge center surrounded by crispy, dairy free chocolate crunchies, while Sensational Strawberry features a strawberry center surrounded by vanilla crunchies.

TOFUTTI PRODUCT LINE CONTINUED

- TOFUTTI MONKEY BARS® are stick novelties that feature a rich chocolate center surrounded by peanut butter flavored TOFUTTI, dipped in a rich chocolate coating.

- HIP HIP HOORAY BARS™ are no sugar added stick novelties that combine creamy vanilla TOFUTTI with a chocolate center covered in a thick dark chocolate coating.

- MARRY ME BARS™ are stick novelties that feature creamy vanilla TOFUTTI surrounded with a dark chocolate coating. Made with organic sugar, MARRY ME BARS also have no gluten added.

- The TOFUTTI CUTIE PIE is a premium novelty treat on a stick that combines a rich, creamy TOFUTTI vanilla or chocolate center covered with a chocolate coating.

- TOFUTTI ROCK N ROLL FROZEN DESSERT CAKE offers the Tofutti consumer an upscale, nondairy frozen dessert alternative to dairy ice cream cakes.

- BETTER THAN CREAM CHEESE® is similar in taste and texture to traditional cream cheese, but is milk and butterfat free and contains no cholesterol. It is as versatile as real cream cheese, whether spread on a bagel or used in any favorite recipe. The 8 oz. retail packages are available in Plain, French Onion, Herbs & Chives, Wild Berry, Smoked Salmon, Cheddar, Garlic & Herb and Garden Veggie. The plain version is also available in 30 lb. bulk boxes, while certain select flavors are available in 5 lb. containers.

- TOFUTTI LOW FAT BETTER THAN CREAM CHEESE® has half the fat and calories of the original BETTER THAN CREAM CHEESE with the same great taste. It is available in Plain and Herb & Chive flavors.

- SOUR SUPREME® is similar in taste and texture to traditional sour cream, but is milk and butterfat free and contains no cholesterol. SOUR SUPREME has the versatility of sour cream with the benefits of being dairy free. The 12 oz. retail packages are available in Plain and Guacamole. The plain version is also available in 30 lb. bulk boxes.

- TOFUTTI SOY-CHEESE SLICES™ offer consumers a delicious nondairy, vegan alternative to regular cheese slices. Available in individually wrapped 8 oz. packages, TOFUTTI SOY-CHEESE SLICES come in three flavors: Mozzarella, American and Roasted Garlic.

- TOFUTTI POTATO PANCAKES offer the consumer a snack or dinner side dish that combines a delicious mixture of potatoes and our nondairy sour cream, SOUR SUPREME.

- TOFUTTI PIZZA PIZZAZ combines a delicious pan crust, zesty sauce and TOFUTTI totally dairy free BETTER THAN MOZZARELLA CHEESE into a completely authentic, yet healthy pizza. TOFUTTI PIZZA PIZZAZ is sold three square slices to a package and is available in the freezer case in select supermarkets and health food stores.

- TOFUTTI PIZZA BAGELS feature TOFUTTI's dairy free BETTER THAN MOZZARELLA CHEESE and tomato sauce on a bagel.

TOFUTTI PRODUCT LINE CONTINUED

♦ TOFUTTI BLINTZES are frozen crepes filled with TOFUTTI BETTER THAN CREAM CHEESE that are dairy and cholesterol free, yet taste just like real cheese blintzes. They can be served hot, warm or slightly chilled as a main meal or a snack.

♦ TOFUTTI CHEESE PILLOWS are frozen crepes filled with BETTER THAN CREAM CHEESE and a variety of fruit fillings. They are available in Blueberry Cheese, Apple Danish & Cheese and Cherry Cheese flavors and can be served hot, warm or slightly chilled as a main meal or a snack.

♦ EGG WATCHERS® is a fat free replacement for whole eggs that has the taste, nutrition and versatility of whole eggs without the fat and cholesterol and with 60% fewer calories. EGG WATCHERS can be used in virtually all recipes that require whole eggs. It appeals to those consumers who are concerned about lowering dietary cholesterol and fat levels, but do not want to give up the great taste and good nutritional values of whole eggs.

♦ TOFUTTI COOKIES are made with all natural ingredients and unbleached flour. The 16 oz. packages are available in Peanut Butter, Oatmeal Raisin, Chocolate Chip and TOFIGGY® fig bars. Like all TOFUTTI products, they are completely dairy and cholesterol free.

♦ TOFUTTI TOTALLY NUTS roasted soybeans offer consumers a healthy, yet delicious snack alternative. The soybeans are available in Home Style, Onion & Garlic, Bar•B•Q, Honey Roasted and Cinnamon Raisin flavors and are sold in 6.5 oz. retail packages for sale to natural and specialty products customers.

♦ Complementing our uncoated soybeans, TOFUTTI Chocolate Dipped Soybeans come in 3.5 oz. retail packages and are available in three varieties: Plain Chocolate Coated, Chocolate Dipped Coffee Flavored and TOFUTTI Smoochies, which combine chocolate coated popcorn with chocolate coated soybeans.

♦ TOFUTTI candy bars combine a rich, delicious chocolate with soy protein that not only tastes good, but is also nutritious. The bars come in four different varieties: Ipsy Pipsy, with hazelnut cream, plain chocolate, chocolate with crisped rice and chocolate with almonds.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock has traded on the American Stock Exchange under the symbol TOF since October 29, 1985. The following table sets forth the high and low sales prices as reported on the American Stock Exchange for the two most recent fiscal years:

Quarter Ended	High	Low
Fiscal 2000		
April 1, 2000	$5.00	$1.63
July 1, 2000	3.50	2.00
September 30, 2000	2.63	1.75
December 30, 2000	2.56	1.75
Fiscal 2001		
March 31, 2001	2.44	1.88
June 30, 2001	2.37	1.75
September 29, 2001	2.75	2.00
December 29, 2001	2.49	2.00

As of March 20, 2002, there were approximately 849 direct holders of record of our common stock. Based upon the most recent census performed by our stock transfer agent, brokerage houses and other financial institutions hold our common stock for approximately an additional 2,200 shareholders. We have not paid and have no present intention of paying cash dividends on our common stock in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying audited financial statements.

Fifty-two Weeks Ended December 29, 2001 Compared with Fifty-two Weeks Ended December 30, 2000

Net sales for the fifty-two weeks ended December 29, 2001 were $16,254,000, an increase of $2,911,000 or 22% from the sales level realized for the fifty-two weeks ended December 30, 2000. In the 2001 period, nondairy frozen dessert product sales and food product sales increased by $1,762,000 and $1,149,000, respectively, from the 2000 period. The increases in nondairy frozen dessert sales and food product sales were attributable to an increase in sales of all categories of frozen dessert products and food products. Our gross profit in 2001 increased by $553,000 or 11% due primarily to the sales increase, while our gross profit percentage decreased to 35% from 39% in 2000. Our gross profit percentage continues to be adversely affected by start-up manufacturing costs associated with our new products and the increased cost of allowances associated with the introduction of those new products. We anticipate that while our gross profit will increase due to increased sales in 2002, our gross profit percentage will not improve due to manufacturing start-up costs and promotional allowances associated with the planned introduction of new products in 2002. In order to improve the gross profit percentage, we have initiated a series of price increases that will commence in the second quarter of 2002.

Based on recent sales trends, we expect continued sales increases in our frozen dessert and food product lines and in most customer categories.

Selling expenses increased $172,000 or 10% to $1,896,000 for the current fiscal year from $1,724,000 in the 2000 period. This increase was caused primarily by increases in freight ($90,000), outside warehouse ($27,000), commissions ($84,000) and travel and entertainment ($56,000) expenses. The increased freight expense, a variable expense, is attributable to the increase in sales and the increased cost of fuel. We do not anticipate a significant reduction in the cost of shipping in the foreseeable future. The increase in warehouse expense is attributable to an increase in inventory to support our increased level of operations and the increase in operating costs at our outside warehouses. The increase in commissions and travel and entertainment expense is directly related to the increase in sales. These increases were partially offset by a reduction of bad debt expense ($20,000) and trade show expense ($52,000).

Marketing expenses increased by $114,000 in 2001 to $391,000. This increase is primarily attributable to a $97,000 increase in promotion and product demonstration expenses. We believe that these types of marketing expenses are a cost effective way to market and sell our products.

Research and development expenses increased to $483,000 in 2001 as compared to $397,000 in 2000. This increase was due to the hiring of one additional employee and additional research and development expenses associated with our new products. These additional expenses consist mainly of start-up costs incurred at new co-packing facilities, including additional Kosher supervision costs. Our management expects that research and development costs will continue at a slightly higher level for 2002.

General and administrative expenses were $1,381,000 for the 2001 period as compared with $1,288,000 for the comparable period in 2000, an increase of $93,000 or 7%. The $93,000 increase was due primarily to a $70,000 increase in payroll and office expenses.

Interest income was $84,000 for the fifty-two week period ended December 29, 2001 as compared with interest income of $105,000 for the fifty-two week period ended December 30, 2000. The decrease in interest income was primarily attributable to the lower interest rate available for investment of our funds. There was no interest expense in 2001 compared to $2,000 for the year ended December 30, 2000. Other income also increased by approximately $184,000 due to over-accruals of income tax expense in prior years.

Income before income tax increased $253,000 from 2000 to 2001 resulting in an increase in tax expense of $59,000 to $671,000 in the 2001 fiscal period as compared to $612,000 in the 2000 fiscal period.

Based on the foregoing, we had net income of $1,150,000 or $0.16 per share on a diluted basis for the fifty-two week period ended December 29, 2001 as compared with net income of $956,000 or $0.12 per share on a diluted basis for the fifty-two week period ended December 30, 2000.

Income Taxes

In previous years, our tax year ended on July 31st. Due to the timing difference between the end of the fiscal and tax year, we had to make estimates as to our state and federal tax liabilities in our quarterly and year end reports. On March 7, 2000, the IRS approved a change of our tax year to December 31. We filed a short year tax return for the period August 1, 1999 to January 1, 2000. The change did not materially effect our tax liabilities in 2000.

Liquidity and Capital Resources

At December 29, 2001, our working capital was $4,377,000, an increase of $605,000 from December 30, 2000. Our current and quick acid test ratios, both measures of liquidity, were 7.1 and 6.0, respectively, at December 29, 2001 compared to 5.4 and 3.9 at December 30, 2000. At December 29, 2001, accounts receivable increased by $585,000 to $1,461,000 from December 30, 2000, reflecting the substantial increase in sales at the end of the fourth quarter of 2001 as compared to the fourth quarter of 2000. At December 29, 2001, inventories decreased by $92,000 from December 30, 2000, reflecting an improvement in inventory. Prepaid expenses increased slightly by $1,000 to $10,000 at December 29, 2001 from December 30, 2000. Current deferred tax assets increased by $119,000 at December 29, 2001 compared to December 30, 2000. The increase in current deferred tax assets is a result of increased non-deductible items available for future tax deductions. At December 29, 2001, accounts payable and accrued expenses increased slightly from December 30, 2000 at $155,000. Accrued compensation was unchanged at $375,000 as of December 29, 2001. The decrease in income taxes payable of $144,000 to $331,000 at December 29, 2001 represents sufficient tax prepayments made in 2001 in anticipation of 2001 tax expense.

On September 18, 2000, our Board of Directors authorized a repurchase of 250,000 shares of our common stock at prevailing market prices. During fiscal 2000 we repurchased 122,400 shares of common stock at a total cost of $247,000. On May 21, 2001, our Board of Directors authorized the repurchase of up to an additional 250,000 shares of common stock. During 2001 we purchased an additional 204,000 shares for $436,000. From December 30, 2001 through March 20, 2002 we purchased an additional 55,600 shares at a cost of $117,000, bringing our total purchases to 382,000 shares at a total cost of $800,000 or $2.09 per share.

In view of the strong financial condition of the company, our Board of Directors on February 26, 2002 authorized us to enter into a transaction with David Mintz whereby Mr. Mintz surrendered 480,000 of his options in consideration of the payment to him of $350,000, an amount equal to the difference of 75% of the closing market price of our common stock on that date ($2.04) less the exercise price of such options.

We do not have any material capital commitments and contemplate no material capital expenditures in the foreseeable future. We believe that we will be able to fund our operations during 2002 from current resources.

Inflation and Seasonality

We do not believe that our operating results have been materially affected by inflation during the preceding two years. There can be no assurance, however, that our operating results will not be affected by inflation in the future. Our business is subject to minimal seasonal variations with slightly increased sales in the second and third quarters of the fiscal year. We expect to continue to experience slightly higher sales in the second and third quarters, and slightly lower sales in the fourth and first quarters, as a result of reduced sales of nondairy frozen desserts during those periods.

Market Risk

We invest our excess cash, should there be any, in bank certificates of deposit and the highest rated money market funds. The bank certificate of deposits are usually for a term of not more than six months and never for more than $100,000 per account.

Tofutti

TOFUTTI BRANDS INC.

BALANCE SHEETS

(000's omitted except for share and per share data)

	December 29, 2001	December 30, 2000
ASSETS		
Current assets:		
Cash and equivalents	**$2,329**	$2,211
Short-term investments	**—**	269
Accounts receivable, net of allowance for doubtful accounts of $325 and $270, respectively	**1,461**	876
Inventories	**816**	908
Prepaid expenses	**10**	9
Deferred income taxes	**478**	359
Total current assets	**5,094**	4,632
Other assets:		
Other assets	**325**	181
	$5,419	$4,813
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Note payable	**$ —**	$ 8
Accounts payable and accrued expenses	**155**	146
Accrued compensation	**375**	375
Income taxes payable	**187**	331
Total current liabilities	**717**	860
Commitments and contingencies		
Stockholders' equity:		
Preferred stock - par value $.01 per share; authorized 100,000 shares, none issued	**—**	—
Common stock - par value $.01 per share; authorized 15,000,000 shares, issued and outstanding 6,091,267 shares at December 29, 2001 and 6,354,567 shares at December 30, 2000	**61**	64
Less: Treasury stock, at cost (18,100 shares and 122,400 shares at December 29, 2001 and December 30, 2000, respectively)	**(38)**	(247)
Additional paid-in capital	**3,156**	3,763
Accumulated earnings	**1,523**	373
Total stockholders' equity	**4,702**	3,953
Total liabilities and stockholders' equity	**$5,419**	$4,813

See accompanying notes to financial statements.

TOFUTTI BRANDS INC.

STATEMENTS OF INCOME

(000's omitted except for per share data)

	Fifty-two weeks ended December 29, 2001	Fifty-two weeks ended December 30, 2000
Net sales	**$16,254**	$13,343
Cost of sales	**10,550**	8,192
Gross profit	**5,704**	5,151
Operating expenses:		
Selling	**1,896**	1,724
Marketing	**391**	277
Research and development	**483**	397
General and administrative	**1,381**	1,288
	4,151	3,686
Operating income	**1,553**	1,465
Other income	**268**	103
Income before income tax	**1,821**	1,568
Income taxes	**671**	612
Net income	**$ 1,150**	$ 956
Weighted average common shares outstanding:		
Basic	**6,153**	6,317
Diluted	**7,291**	7,723
Net income per share:		
Basic	**$0.19**	$0.15
Diluted	**$0.16**	$0.12

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(000's omitted except for per share data)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balances, January 1, 2000	6,299,567	$63	—	$ —	$3,714	$ (583)	$3,194
Issuance of Common Stock	55,000	1	—	—	49	—	50
Purchase of Treasury Stock	—	—	122,400	(247)	—	—	(247)
Net Income	—	—	—	—	—	956	956
Balances, December 30, 2000	6,354,567	$64	122,400	$(247)	$3,763	$ 373	$3,953
Issuance of Common Stock	45,000	—	—	—	35	—	35
Purchase of Treasury Stock	—	—	204,000	(436)	—	—	(436)
Retirement of Treasury Stock	(308,300)	(3)	(308,300)	645	(642)	—	—
Net Income	—	—	—	—	—	1,150	1,150
Balances, December 29, 2001	6,091,267	$61	18,100	$ (38)	$3,156	$1,523	$4,702

See accompanying notes to financial statements.

TOFUTTI BRANDS INC.

STATEMENTS OF CASH FLOWS

(000's omitted)

	Fifty-two weeks ended December 29, 2001	Fifty-two weeks ended December 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$1,150	$ 956
Adjustments to reconcile net income to net cash flows from operating activities:		
Provision for bad debts	40	60
Accrued interest on investments	—	(34)
Deferred taxes	(119)	(176)
Change in assets and liabilities:		
Accounts receivable	(625)	(105)
Inventories	92	(342)
Prepaid expenses	(1)	(1)
Accounts payable and accrued expenses	9	17
Accrued compensation	—	175
Income taxes payable	(144)	209
Net cash flows from operating activities	402	759
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from redemption of investments	269	—
Other assets	(144)	(22)
Net cash flows from investing activities	125	(22)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Note payable	(8)	(22)
Issuance of common stock	35	50
Purchase of treasury stock	(436)	(247)
Net cash flows from financing activities	(409)	(219)
NET CHANGE IN CASH AND EQUIVALENTS	118	518
CASH AND EQUIVALENTS, AT BEGINNING OF PERIOD	2,211	1,693
CASH AND EQUIVALENTS, AT END OF PERIOD	$2,329	$2,211
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	$ —	$ 2
Income taxes paid	$ 750	$ 579

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

(000's omitted except for share and per share data)

NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Tofutti Brands Inc. ("Tofutti" or the "Company") is engaged in one business segment, the development, production and marketing of nondairy frozen desserts and other food products.

Fiscal Year – The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the financial statements included herein ended on December 29, 2001 and December 30, 2000.

Estimates and Uncertainties – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Revenue is recognized when goods are shipped from production facilities or outside warehouses.

Concentration of Credit/Sales Risk – Financial instruments that potentially subject the Company to concentration of credit risk consists primarily of cash and unsecured trade receivables. The Company maintains cash balances of up to $100,000 each in financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). During the year, the Company's cash balance at a financial institution may exceed the FDIC limit.

The Company performs ongoing evaluations of its customers' financial condition and does not require collateral. Management feels that credit risk beyond the established allowances at December 29, 2001 is limited.

During the years ended December 29, 2001 and December 30, 2000, the Company derived approximately 91% of its net sales domestically. The remaining sales in both periods were exports to various other countries. The Company had sales to two individual customers representing 17% and 8% of net sales during 2001 and 16% and 10% of net sales during 2000.

Cash and Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Short-Term Investments – The Company's investments represent certificates of deposit that have a maturity of less than one year, which the Company has the positive intent and ability to hold to maturity.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income Per Share and Stock Based Compensation – Basic earnings per common share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of stock options.

NOTES TO FINANCIAL STATEMENTS CONTINUED

(000's omitted except for share and per share data)

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock at the date of grant, no compensation expense is recorded. As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company discloses pro forma net income and earnings per share as if the fair value method had been applied (see Note 4).

Fair Value of Financial Instruments – SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, income taxes payable and note payable as of December 29, 2001 and December 30, 2000 are stated at their carrying values. The carrying amounts approximate fair value because of the short-term maturity of those instruments or because the interest rates approximate market rates of interest.

Advertising Costs – The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $27 and $13 during the years ended December 29, 2001 and December 30, 2000, respectively.

NOTE 2: INVENTORIES

Inventories consist of the following:

	December 29, 2001	December 30, 2000
Finished products	**$537**	$658
Raw materials and packaging	**279**	250
	$816	$908

NOTE 3: OTHER ASSETS

On October 17, 1994, the Company's Board of Directors adopted a resolution wherein the Corporation was authorized to purchase a $1,000 split dollar insurance plan on the life of a member of David Mintz's family. Mr. Mintz is Chairman and President of the Company. The purpose of this transaction is to provide the Mintz estate with funds sufficient to pay any estate taxes levied upon the transfer of Mr. Mintz's Tofutti stock, which would otherwise have necessitated a sale of the stock. The sale of such stock might have the negative effect of significantly decreasing the market price of the stock to the detriment of other shareholders. Upon the death of the family member or termination of the policy prior to death, the Company is guaranteed to receive a complete refund of all its premiums paid plus interest at 4%. As of December 29, 2001, the balance receivable under this contract of $193 is completely secured by the guaranteed cash surrender value of the policy and the assets in a related party trust created specifically to generate payment to the Company in the event of termination of the policy prior to the death of the insured. Included in other assets is $115 advanced to Mr. Mintz. The advance was non-interest bearing and payable on demand. The amount was repaid during March 2002.

NOTE 4: STOCK OPTIONS

The 1993 Stock Option Plan (the "1993 Plan") provides for the granting to key employees of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting of non-qualified stock options to key employees and consultants. The 1993 Plan is currently administered by the Board of Directors, which determines the terms and conditions of the options granted under the 1993 Plan, including the exercise price, number of shares subject to the option and the exercisability thereof. Options are generally exercisable in cumulative installments of 33-1/3% or 50% per year commencing one year after the date of grant and annually thereafter, with contract lives of generally five or ten years from the date of grant. A total of 2,900,000 shares have been reserved for issuance under the 1993 Plan. At December 29, 2001, 2,293,000 shares were subject to outstanding options and 211,000 additional shares were available for future grant.

NOTES TO FINANCIAL STATEMENTS CONTINUED

(000's omitted except for share and per share data)

The following is a summary of stock option activity from January 1, 2000 to December 29, 2001:

	Incentive Options		Non-Qualified Options	
	Shares	Weighted Average Exercise Price ($)	Shares	Weighted Average Exercise Price ($)
Outstanding at January 1, 2000	2,202,000	0.956	181,000	0.944
Exercised in 2000	(55,000)	0.901	—	—
Canceled in 2000	—	—	(10,000)	1.0625
Outstanding at December 30, 2000	2,147,000	0.957	171,000	0.937
Granted in 2001	—	—	20,000	1.90
Exercised in 2001	(40,000)	0.80	(5,000)	0.6875
Outstanding and exercisable at December 29, 2001	2,107,000	0.96	186,000	1.047
Exercisable at December 30, 2000	1,751,000	0.921	143,000	0.912

The following table summarizes information about stock options outstanding at December 29, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price
$0.6875—$1.031	1,022,000	2.8	$0.77
$1.0625—$1.1688	1,251,000	4.9	$1.11
$1.90	20,000	4.4	$1.90

The fair value of each stock option granted during 2001 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001
Expected life (years)	**5.0**
Expected volatility	**0.0%**
Expected dividend yield	**0.0%**
Risk-free interest rate	**4.79%**
Weighted average fair value of options granted during the year	**$0.40**

There were no stock options granted during 2000.

Set forth below are the Company's net income and net income per share, presented both "as reported" and "pro forma," as if compensation cost had been determined consistent with the fair value provisions of SFAS 123:

	Dec. 29, 2001	Dec. 30, 2000
Net income available for common stockholders:		
As reported	**$1,150**	$956
Pro forma	**779**	593
Basic earnings per share:		
As reported	**.19**	.15
Pro forma	**.13**	.09
Diluted earnings per share:		
As reported	**.16**	.12
Pro forma	**.11**	.08

(000's omitted except for share and per share data)

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company's facilities are located in a modern one-story facility in Cranford, New Jersey. The 6,200 square foot facility houses its administrative offices, a warehouse, walk-in freezer and refrigerator, and a product development laboratory and test kitchen. The Company's lease agreement expired on July 1, 1999, but it continues to occupy the premises under the terms of that agreement, subject to a six month notification period for the landlord or for the Company with respect to any changes. The Company currently has no plans to enter into a long-term lease agreement for the facility. Annual rental expense was $68,000 in 2001. The Company's management believes that the Cranford facility will continue to satisfy its space requirements for the foreseeable future.

Litigation – The Company from time to time may be a party to various litigation, claims or assessments. Management believes that the ultimate outcome of these matters will not have a material affect on the Company's financial position or results of operations.

NOTE 6: INCOME TAXES

The components of income tax expense (benefit) for the years ended December 29, 2001 and December 30, 2000 are as follows:

	Dec. 29, 2001	Dec. 30, 2000
Current:		
Federal	**$ 614**	$ 663
State	**176**	125
	790	788
Deferred:		
Federal	**(68)**	(147)
State	**(51)**	(29)
	(119)	(176)
Total income tax expense	**$ 671**	$ 612

Deferred tax assets at December 29, 2001 and December 30, 2000 are as follows:

	Dec. 29, 2001	Dec. 30, 2000
Allowance for doubtful accounts	**$ 74**	$ 52
Accruals and reserves	**404**	307
Deferred tax assets	**$478**	$359

A reconciliation between the expected federal tax expense at the statutory tax rate of 34% and the Company's actual tax expense for the years ended December 29, 2001 and December 30, 2000 follows:

	Dec. 29 2001	Dec. 30, 2000
Income tax expense computed at federal statutory rate	**$619**	$533
Permanent and other items	**(56)**	(3)
State income taxes, net of federal income tax benefit	**108**	82
	$671	$612

NOTE 7: OTHER INCOME

Other income is summarized as follows:

	Dec. 29, 2001	Dec. 30, 2000
Interest income	**$ 84**	$103
Over-accrual of prior years' tax	**184**	—
	$268	$103

NOTE 8: SUBSEQUENT EVENT

On February 26, 2002, the Company entered into an agreement with Mr. David Mintz to purchase 480,000 of his options. Payment to be made to Mr. Mintz is the difference between 75% of the closing market price on that day ($2.04) and the exercise price of such options, which is approximately $350.

Tofutti

TOFUTTI BRANDS INC.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Tofutti Brands Inc.

We have audited the accompanying balance sheets of Tofutti Brands Inc. as of December 29, 2001 and December 30, 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tofutti Brands Inc. as of December 29, 2001 and December 30, 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
March 21, 2002

TOFUTTI BRANDS INC.

Corporate Directory

Officers and Directors

David Mintz
President, Chief Executive Officer and
Chairman of the Board of Directors

Steven Kass
Chief Financial Officer,
Secretary and Treasurer

Reuben Rapoport
Director of Product Development
Tofutti Brands Inc.
Director

Franklyn Snitow, Esq.
Snitow & Cunningham
Director

Aron Forem
President
Wuhl Shafman Lieberman Co.
Director

Jeremy Wiesen
Associate Professor
Leonard N. Stern School of Business
New York University
Director

Corporate Headquarters

TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400 (telephone)
908-272-9492 (facsimile)
tofuttibrands@aol.com (e-mail)
www.tofutti.com (website)

Independent Auditors

WISS & COMPANY, LLP
354 Eisenhower Parkway
Livingston, New Jersey 07039

General Counsel

Carter, Ledyard & Milburn
2 Wall Street
New York, New York 10005

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038

Stock Information

American Stock Exchange Symbol: TOF

Form 10-KSB

Shareholders may obtain copies of
our Annual Report on
Form 10-KSB without charge
by writing to:
Steven Kass, Secretary
Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016



TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908 272-2400